NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-23 November 15, 2007

Rubicon Announces Major Increase to Red Lake Drill Programs
- 40,000 metres (131,000 feet) of drilling on three key 100%-controlled projects –

Following the closing of its recently announced $10 million flow through financing, Rubicon Minerals Corporation (RMX.TSX: RBY.AMEX), is pleased to announce a major increase in its planned drill programs in Red Lake, focused on the following 100%-controlled projects:

•
Phoenix Project: Drilling is currently underway on the North Peninsula Zone target area on the Phoenix Project. Rubicon has slated a minimum of 10,000 metres for drilling on the project to continue well into the first half of 2008. Drilling will include property-wide deep drill holes to test targets up to 1000 metres below surface where no previous drilling has been carried out.

•
Adams Lake Project:  As detailed on our website, Rubicon believes the Adams Lake area displays many of the same structural and lithological features as the Red Lake Mine area, four kilometres to the west. Much of the Adams Lake area comprises younger rocks at surface that, although locally gold-bearing, are thought to be underlain at depth by more prospective Balmer stratigraphy which hosts the major gold deposits of the Red Lake camp. A drill program consisting of 10,000 metres (minimum) testing up to 1500 metres below surface, across a major fold with associated cross-cutting structures, will commence in early January, 2008.

•
East Bay Project:  The East Bay ultramafic trend is associated with numerous documented gold deposits and occurrences over its 25+ kilometre length. Rubicon has 100% control of two, strategic properties along this trend, Phoenix and East Bay. At East Bay, a minimum 10,000 metres of drilling will test four kilometres of the ultramafic at shallow to moderate depths (up to 500 metres). This program will commence by March, 2008

        An additional 10,000 metres of discretionary drilling will be allocated as the programs progress. Rubicon currently has two drill rigs on site and has secured a third rig which will be added in late January.

The 40,000-metre program outlined above is exclusive of any partner funded or partner-related drill programs, an update of which is provided below:

Rubicon is currently operating a drill rig in the Sidace Lake area for partner Solitaire Minerals. A deep drill hole is being resumed to test for the down dip extension of the MDZ, a gold zone controlled by Goldcorp and Planet Exploration Inc. Solitaire will earn a 55% interest in the Red Lake North project, which includes the Sidace area claims, by spending $2.5 million.

Solitaire has also optioned Rubicon’s Humlin project where it can earn a 55% interest by spending $2.5 million. In order to accommodate drill availability, Rubicon has agreed to extend Solitaire’s 2008 required $400,000 expenditure to the end of 2008 (from May 2008).

A two-hole drill program funded by Agnico-Eagle Mines Ltd. was recently completed at the DMC project.  Assays results are pending.

A six-hole program was also recently completed on the McCuaig Joint Venture project (60% Rubicon, 40% Golden Tag Resources). Once all the results have been received, the partners will evaluate any further drilling at  that time..

“Having closed the bought deal, $10 million financing, we are now in a position to inject significant impetus to our drilling in this exciting gold belt. Exploration in Red Lake offers great rewards and the targets require the kind of drill budgets we now have in place. Simply put, the more you drill the better your chance of success. Securing flow through funding at a premium price also allows us to protect our ‘hard’ dollars and provides us with more flexibility in the USA” said President and CEO, David Adamson.

Rubicon’s business plan is to provide exposure to high exploration potential and to review new growth opportunities in areas of low political risk in North America. As well as its extensive Red Lake holdings, Rubicon has major land positions in both Alaska and Nevada, the latter being comprised of privately owned mineral rights and Rubicon expects to be active in both areas next year. Private mineral rights are becoming increasingly valuable in the USA due to uncertainties about possible amendments to the existing US Mining Act relating to unpatented (Federal government-owned) claims.

It should be noted that the exact timing of drill programs projected above is dependant on a number of factors. These include drill and drill-crew availability, weather and ice conditions and ongoing results from programs necessitating additional or reduced drilling. It should also be noted that the industry as a whole is facing labour shortages and long assay turnaround times.

Forward-Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.  Forward-looking statements in this document include statements with respect to the Company’s exploration programs, its expenditures on such exploration programs and the anticipated results of such exploration programs.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to successfully implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

        For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations,      Toll free: 1.866.365.4706 or by E-mail at:
        bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540–800 West Pender Street, Vancouver BC  CANADA  V6C 2V6
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